

January 12, 2022

Peter R. Huntsman, Chairman of the Board
c/o Corporate Secretary
Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, TX 77380

cc: Board of Directors

Dear Peter,

As you know, Starboard Value LP, together with its affiliates ("Starboard"), is one of the largest shareholders of Huntsman Corporation ("Huntsman" or the "Company"). We believe that Huntsman's operating performance and capital allocation can be meaningfully improved and significant opportunities exist within the control of both management and the Board of Directors (the "Board") to unlock substantial value for all shareholders.

We invested in Huntsman because of the Company's strong market positions, diverse product portfolios, innovative chemistries and difficult to replicate manufacturing footprint. Huntsman has a substantial opportunity to improve profitability and we believe the Company's historical operating performance has dramatically understated the intrinsic value of the Company's assets. In addition, we believe Huntsman's decade-long valuation discount to peers is a clear sign of investor skepticism, and that greater management accountability and Board oversight could both help regain shareholder confidence and eventually pave the way towards an improved valuation.[1]

Our dialogue over the past few months has led us to believe that we share similar aspirations for the Company, namely to see Huntsman transformed into a best-in-class differentiated chemicals manufacturer. We have also been pleased by the Company's recent announcements around financial targets, capital allocation priorities and portfolio changes, which incorporate many of our suggestions. However, we hope the Board recognizes that it is not a lack of aspiration, but a lack of execution, that has historically frustrated shareholders.

At Huntsman's 2014 Investor Day, shareholders likely took no issue with the Company's aspiration to achieve $2.0 billion of Adjusted EBITDA over two to three years. Instead, we believe shareholder frustration was directed at the Company's subsequent financial performance where Adjusted EBITDA actually *declined* by over $350 million.[2] At Huntsman's 2016 Investor Day, we believe shareholders also came away content with the Company's aspiration to achieve $1.7 billion of Adjusted EBITDA by the following year's end.[3] However, yet again, the Company fell short, and were it not for a $125 million

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[1] Celanese Corporation, The Dow Chemical Company and Eastman Chemical Company were designated as primary peers in Huntsman's 2014 and 2016 Investor Day materials. However, this analysis contains elements of subjectivity and as the full universe of potential Huntsman peers is not listed here, the comparisons made herein may differ materially as a result.
[2] Greater than $350 million decline calculated as the difference between 2016 Adjusted EBITDA and 2014 pro forma Adjusted EBITDA per the Company's Q4 2014 earnings press release.
[3] $1.7 billion Adjusted EBITDA target calculated per page 91 of the Company's 2016 Investor Day presentation, and assumes $400 million normalized Pigments & Additives Adjusted EBITDA.

one-time commodity price boon, would have posted even more disappointing results.[4] Finally, at Huntsman's investor day in 2018, no one, we believe, would dare accuse the Company of lacking aspiration when it set a target for 10% Adjusted EBITDA CAGR and improving the share price by $27, an over 80% improvement over two and a half years, implying Huntsman stock would be worth approximately $60 per share in 2020. Yet again, even before the onset of 2020's global pandemic, Adjusted EBITDA had again already *declined* by more than $300 million between 2018 and 2019, and it was clear that the Company's aspirations would remain fiction, especially with the stock having declined into the mid-$20s, nowhere near the $60 price target initially envisioned.[5] Collectively, the Company's years of missed execution and unfulfilled promises have translated into poor stock price performance, leaving long-term shareholders significantly worse off than if they had simply invested in the chemical or broader market indices – this is especially true for the Company's most loyal shareholders who participated in the Huntsman initial public offering and have underperformed both the chemical and S&P 500 indices by 330% and 337%, respectively, through our Schedule 13D filing date.[6]

While we want to reiterate both our firm belief that Huntsman possesses excellent assets and our excitement around the Company's value creation potential, we also firmly believe that years of operational underperformance have created significant entrenched skepticism among the shareholder base. We believe shareholders are not only skeptical that the Company will finally begin to deliver on its commitments, but also that the Board will hold management accountable if it falters. After years of poor governance, we recognize that the Company has reactively added new directors. Unfortunately, the Board's actions over the past two weeks have left us incredibly concerned that new faces are simply perpetuating old shareholder-unfriendly tendencies.

As you are well aware, we had hoped to collaborate on a plan for Board refreshment to bring talented, objective, independent and fervent shareholder advocates into the boardroom. We had explained that the timing of such refreshment seemed appropriate as a number of incumbent and highly conflicted directors were nearing or had already surpassed the Company's mandated retirement age. However, rather than engage constructively with us, the Board inexplicably chose to react in a highly defensive manner, taking three distinct actions over the past two weeks that we believe were intended to disenfranchise shareholders. First, the Board chose to quickly replace its most tenured members and suggested to shareholders that these replacements were part of a planned board refreshment process, a questionable claim when at least two outgoing members had previously been allowed to serve for years after exceeding the Board's suggested retirement age. Second, the Board maneuvered to abridge the director nomination window for shareholders from nearly a month to just ten days. In continued poor form, the Company issued the press release notifying shareholders of such action on the Sunday after New Year's Day, seemingly hoping to catch shareholders unaware or to further reduce the nominating window's practical number of business days, or both.[7] Finally, the Board has refused our repeated requests to allow shareholders the use of a Universal Proxy Card ("Universal Card") despite the Securities and Exchange Commission having already adopted rules requiring the use of a Universal Card for all contested annual meeting elections after August 31, 2022. The Board's refusal to use a Universal Card is especially perplexing because the use of a Universal Card is widely acknowledged as a governance best practice and offers shareholders the greatest ability to vote for their preferred mix of director nominees. Collectively, the Board's recent actions have further confirmed that change is necessary in order to

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[4] While the Company spun off its Pigments & Additives business in mid-2017, the Company, at its 2016 Investor Day, had previously expected to generate $1,300 million EBITDA by 2017 when excluding the Pigments & Additives business. Actual EBITDA, pro forma for the Pigments & Additives spin-off and inclusive of the $125 million commodity price boon disclosed in the Company's Q4 2017 earnings presentation, was $1,259 million.

[5] Adjusted EBITDA decline calculated pro forma for the Company's Chemical Intermediates divestiture.

[6] Stock price performance includes the impact of dividends. Performance measured from end of day February 11, 2005, the date of Huntsman's IPO, through September 27, 2021, the last trading day prior to Starboard's Schedule 13D filing.

[7] The initial director nomination deadline for the 2022 Annual Meeting was January 28, 2022, which was abridged pursuant to the Company's bylaws to January 12, 2022 following the Company's announcement in a press release issued on January 2, 2022 that the 2022 Annual Meeting would be held more than 30 days earlier than the anniversary of the 2021 Annual Meeting.

provide shareholders with a Board that can provide proper independence, governance, and accountability.

For this reason, we are nominating four exceptional, experienced and highly-qualified nominees for election to the Board at the 2022 Annual Meeting, including a direct Starboard representative. We believe shareholders deserve a Board that is unburdened by past loyalties, welcomes fresh viewpoints, and demands accountability so that the Company can maximize its incredible potential. Starboard has a long history of driving operational, financial, strategic and governance changes that benefit employees, customers, and shareholders. We firmly believe that with the right Board in place, Huntsman can be a best-in-class company in its industry and generate significant value for all shareholders.

We are confident the professionals we have nominated are incredibly well-qualified to serve as directors of Huntsman. This group of extremely impressive director candidates has backgrounds spanning operations, finance, private equity, restructuring, strategic transformation and public company governance. As a group, they have substantial and highly successful experience in the chemical, energy and broader industrial industries. Collectively, they have decades of experience as CEOs, senior executives, chairmen and directors of well-performing chemical and industrial companies. It is clear to us that direct representation of shareholders is needed, especially in light of recent actions taken by the Board, including its newest directors, which serve to disenfranchise the Company's shareholders. For the benefit of other Huntsman shareholders, we have included detailed biographies of our nominees in an appendix to this letter.

Our goal is to represent the best interests of all shareholders and we believe our actions will place the Company on a path to best-in-class operational performance, greater accountability and great shareholder returns. We remain available to discuss these –and other topics – with you and, of course, remain open-minded about reaching a mutually agreeable solution.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

BIOGRAPHIES OF THE NOMINEES ARE ON THE FOLLOWING PAGES

Biographies of Starboard's nominees (in alphabetical order)



James L. Gallogly

Operating Experience

Mr. Gallogly previously served as Chief Executive Officer and Chairman of the Management Board of LyondellBasell Industries N.V., a global plastic, chemical and refining company.

Prior to LyondellBasell, Mr. Gallogly held several executive roles at ConocoPhillips, an energy company, including Executive Vice President of Worldwide Exploration and Production and Executive Vice President of Refining, Marketing and Transportation.

Public Board Experience

Mr. Gallogly previously served as a director of Continental Resources and of E.I. du Pont de Nemours and Company.



Sandra Beach Lin

Operating Experience

Ms. Lin is the former President and Chief Executive Officer of Calisolar, Inc., a global leader in the production of solar silicon.

Previously, Ms. Lin was Executive Vice President of Celanese Corporation. Prior to Celanese, Ms. Lin held global senior executive positions at Avery Dennison Corporation, Alcoa and Honeywell International.

Public Board Experience

Ms. Lin currently serves as a director of Trinseo PLC, Avient Corporation and American Electric Power Company, Inc.

Ms. Lin previously served as a director of WESCO International, Inc.



Susan C. Schnabel

Operating Experience

Ms. Schnabel is the Co-Founder and Co-Managing Partner of aPriori Capital Partners L.P.

Previously, Ms. Schnabel served as Managing Director of Credit Suisse Asset Management and Co-Head of DLJ Merchant Banking. Prior to that, Ms. Schnabel served as Chief Financial Officer of PetSmart, Inc.

Public Board Experience

Ms. Schnabel currently serves as a director of Altice USA, Inc.

Ms. Schnabel previously served as a director of Versum Materials, STR Holdings, Neiman Marcus, Pinnacle Gas Resources, Rockwood Holdings and Shoppers Drug Mart Corporation (TSX).



Jeffrey C. Smith

Operating Experience

Mr. Smith is a Managing Member, Chief Executive Officer, and Chief Investment Officer of Starboard Value LP.

Prior to founding Starboard, Mr. Smith was a Partner and Managing Director of Ramius LLC, Chief Investment Officer of the Ramius Value and Opportunity Master Fund and a member of Cowen's Operating Committee and Cowen's Investment Committee.

Public Board Experience

Mr. Smith currently serves as Chair of the board of directors of Papa John's International, Inc. and as a director of Cyxtera Technologies, Inc.

Previously, Mr. Smith served as Chair of the board of directors of Advance Auto Parts, Darden Restaurants, and Phoenix Technologies, and has served as a director on a number of other public company boards.